Exhibit 5

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) is made as of May 21, 2012, by and among Camuto Consulting Inc. and Vincent Camuto (collectively, the “Joint Filers”).

Background Information

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Joint Filers desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing.

Statement of Agreement

The Joint Filers hereby acknowledge the accuracy of the foregoing Background Information and hereby agree as follows:

1. The Schedule 13D with respect to the shares of common stock, $0.01 par value per share, of Bernard Chaus, Inc. (to which this Joint Filing Agreement is an exhibit), as amended, is filed on behalf of each of the Joint Filers.

2. Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein contained.

3. Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

CAMUTO CONSULTING INC.

By:	/s/ Vincent Camuto
Vincent Camuto, Chief Executive Officer

/s/ Vincent Camuto
Vincent Camuto